SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             -----------------------

                                   FORM  12b-25

                           NOTIFICATION  OF  LATE  FILING

(Check  One)
[  ]  Form  10-K  [  ]  Form  20-F  [  ]  Form 11-K [X] Form 10-Q [ ] Form N-SAR

For  Period  Ended:  March  31,  2000

SEC  FILE  NUMBER:  000-29994

CUSIP  NUMBER:  037351103


PART  I  -  REGISTRANT  INFORMATION

Full  Name  of  Registrant:  ANYTHING  INTERNET  CORPORATION
                               -----------------------------

            3020 North El Paso, Ste. 103, Colorado Springs, CO  80907
    ------------------------------------------------------------------------
   (Address of Principal Executive Office Street and Number, City, State and Zip
                                      Code)


PART  II  -  Rules  12b-25(b)  and  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

[x] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
12b-25(c)  has  been  attached  if  applicable.


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PART  III  -  NARRATIVE

State below unreasonable detail the reasons why the Form 10-K, 11-K, 10-Q, NSAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Due to time constraints on the Registrant's accounting firm, the Registrant has not yet received its reviewed financial statements required to complete its Form 10-QSB.


PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Don  Prosser,  CFO          (719)  227-1903

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to filed such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated significant change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          ANYTHING INTERNET CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.

Date:  May  15,  2000

By:  /S/  Larry  Arnold,  President  and  CEO


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